Arteris, Inc.

595 Millich Dr. Suite 200

Campbell, CA 95008

October 22, 2021

VIA EDGAR AND E-MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:     Asia Timmons-Pierce

  Jay Ingram

  Mindy Hooker

  Kevin Stertzel

Re: Arteris, Inc. Registration Statement on Form S-1 (Registration No. 333-259988)

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1 (Registration No. 333-259988) (the “Registration Statement”) of Arteris, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Washington, D.C. time, on October 26, 2021, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Phillip Stoup at (415) 395-8216 or Tess Bloom at (650) 470-2169.

Thank you for your assistance in this matter.

Very truly yours,

ARTERIS, INC.

By:	/s/ K. Charles Janac
K. Charles Janac
President and Chief Executive Officer
cc:	Nicholas B. Hawkins, Arteris, Inc.

Jack Sheridan, Esq., Latham & Watkins LLP

Page Mailliard, Esq., Latham & Watkins LLP

Phillip Stoup, Esq., Latham & Watkins LLP

Eric Jensen, Esq., Cooley LLP

Seth Gottlieb, Esq., Cooley LLP